Shanda Games to Fully Participate in Subsidiary Actoz’s Proposed Rights Offering

HONG KONG, April 22, 2013 — Shanda Games Limited (NASDAQ: GAME, “Shanda Games” or “the Company”), a leading online game developer, operator and publisher in China, announced today that its Board of Directors has approved the Company to fully participate in its subsidiary Actoz Soft Co., Ltd. (KOSDAQ: 052790.KQ)’s proposed rights offering in Korea.

Under its previous announcement, Actoz will issue 1,900,000 shares through the rights offering. The subscription price for the newly issued shares is expected to be fixed on May 30, 2013. The Board of Directors believed that it is important for the Company to fully participate in this offering in order to maintain its majority stake in Actoz as well as to strengthen its strategies to develop mobile game business and to further expand into the overseas market. As of April 19, 2013, Shanda Games owned approximately 51% stake in Actoz.

Actoz is a leading mobile game publisher and developer in Korea. Among some of its recent mobile games were “Million Arthur,” “Final Fantasy I, II, III,” “Monster Empire,” “Battle Arena,” and “Fallin Fallin.” Actoz recently took the 8th overall ranking on Google Play’s global publishers by monthly revenue for January 2013.

This statement is not an offer to sell nor does it seek an offer to buy any securities in the United States or in any jurisdiction where such offer or sale is not permitted. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Statements in this announcement that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

About Actoz Soft

Actoz Soft Co., Ltd. (KOSDAQ: 052790.KQ) is a leading developer, operator and publisher of online and mobile games. Actoz holds co-copyrights to several of the leading online games in China, including Mir II and Mir III. Actoz has also licensed online games to other markets, including Europe, Japan, India, Thailand, Singapore, Malaysia and Taiwan. In addition, Actoz develops online and mobile games and operates certain games in its home market of Korea. For more information about Actoz, please visit http://www.actoz.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com